UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                          CLEARVIEW CINEMA GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   185070 10 9
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               One Media Crossways
                            Woodbury, New York 11797
                                 (516) 364-8450
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 2, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (continued on following pages)
                               (page 1 of 5 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 185070 10 9
---------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     Cablevision Systems Corporation ("Parent")

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS                                                     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                                [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Organized under the laws of the State of Delaware

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
  NUMBER OF              0      Shares
   SHARES                -------------------------------------------------------
BENEFICIALLY       8.    SHARED VOTING POWER
  OWNED BY               0      Shares
    EACH                 -------------------------------------------------------
  REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON                0      Shares
    WITH                 -------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         0      Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     0     Shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO, HC
--------------------------------------------------------------------------------



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



         This Amendment No. 1 ("Amendment No. 1") is filed to supplement and amend the information set forth in the Statement on Schedule 13D (the "Schedule 13D") filed by Parent on August 21, 1998, relating to the Common Stock, par value $.01 per share (the "Shares") of the Company and is the final amendment to the Schedule 13D. Unless otherwise indicated capitalized terms used herein shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         The following is hereby added to the last paragraph of Item 4:

         Upon the filing of the Certificate of Merger with the Secretary of State of Delaware on December 2, 1998(the "Effective Time"), the Company was merged with and into Merger Sub (the "Merger") and all the outstanding shares of the Company were cancelled. Pursuant to the Merger, Merger Sub was the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Company ceased. All the outstanding capital stock of the Surviving Corporation is beneficially owned by Cablevision.

         At the Effective Time, subject to the allocation limitations and proration procedures under the Merger Agreement, each share of Shares and Class A Preferred Shares was converted into, and became exchangeable for, at the option of the holder thereof, (A) $24.25 in cash or (B) 0.5209 shares of Class A Common Stock, par value of $.01 per share, of Parent ("Parent Common Stock"), being that number of Parent Common Stock equal to the amount (rounded to four decimal places) derived by dividing $24.25 by $46.5531, being the average daily per share high and low sales prices, regular way of Parent Common Stock as reported on the American Stock Exchange composite transactions reporting system on each of the ten trading days ending on and including the third trading day prior to the closing of the Merger. No fractional shares of Parent Common Stock are issuable. Immediately prior to the Merger, there were approximately 2,304,802 shares of Shares outstanding.

         Following the Merger, the Company requested that the American Stock Exchange promptly file an application on Form 25 to strike the Shares from listing registration. Thereafter, the Company filed a certification on Form 15 pursuant to Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i) of the Exchange Act certifying that the Company has filed all reports required by Section 13(a) of the Exchange Act and


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



that the issued and outstanding Shares are held of record by less than 300 persons.

         In accordance with the Merger Agreement, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation in the Merger was the certificate of incorporation of Merger Sub, (ii) the by laws of the Surviving Corporation in the Merger was the by laws of Merger Sub, and (iii) the directors of the Surviving Corporation were the directors of Merger Sub.

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY

         The following is hereby added to the first paragraph of Item 5:

         Upon the filing of the Certificate of Merger with the Secretary of State of Delaware on December 2, 1998, Parent beneficially owns the number and percentage of outstanding Shares listed in its responses to Items 11 and 13, respectively, of the cover page filed herewith. In addition, the number of Shares which may be deemed beneficially owned by Parent with respect to which it
(i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith.





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


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 1998

                                          Cablevision Systems Corporation


                                          By:  /s/ Robert S. Lemle
                                             -----------------------------------
                                             Name:  Robert S. Lemle
                                             Title: Executive Vice President,
                                               General Counsel and Secretary




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